UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. (Bradesco), in compliance with the Systematic of Monthly Payment of Interest on Shareholders’ Equity (Systematic), informs the schedule of payment of monthly interest on shareholders’ equity for the fiscal year of 2025:

Month to which it referred	Date of declaration and base date of Right	Date “ex-right”	Payment Date
January	January 2, 2025	January 3, 2025	February 3, 2025
February	February 3, 2025	February 4, 2025	March 5, 2025
March	March 5, 2025	March 6, 2025	April 1st, 2025
April	April 1st, 2025	April 2, 2025	May 2, 2025
May	May 2, 2025	May 5, 2025	June 2, 2025
June	June 2, 2025	June 3, 2025	July 1st, 2025
July	July 1st, 2025	July 2, 2025	August 1st, 2025
August	August 1st, 2025	August 4, 2025	September 1st, 2025
September	September 1st, 2025	September 2, 2025	October 1st, 2025
October	October 1st, 2025	October 2, 2025	November 3, 2025
November	November 3, 2025	November 4, 2025	December 1st, 2025
December	December 1st, 2025	December 2, 2025	January 2, 2026

The amount planned to be paid to shareholders registered in the Company’s records on the declaration dates and base dates of right, aforementioned, will be of R$0.017249826 per common share and R$0.018974809 per preferred share, which, net of the net withholding income tax of fifteen percent (15%), correspond to R$0.014662352 per common share and R$0.016128588 per preferred share, except for legal entity shareholders who are exempted from such taxation, who will receive by the declared value.

The payments will be made as follows:

•	to the Shareholders with shares deposited in the Company and with the updated registration and banking details, upon credit to be made into the current accounts of the financial institutions informed by them;

•	to the Shareholders with shares in custody at B3 S.A. - Brasil, Bolsa, Balcão, through the institutions and/or brokers that maintain their positions in custody.

The shareholders that do not have their details updated should go straight to the Bradesco branch of their preference, with Individual Taxpayer’s ID, Identity Card and proof of residence, to update their registration details and receive the respective values to which they are entitled.

Bradesco clarifies that its current Systematic remains unchanged and that it will inform the market, in a timely manner, of any changes of dates and/or values contained in this Notice.

Cidade de Deus, Osasco, SP, December 5, 2024

Sincerely,

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 5, 2024

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.